Curaleaf Reports Fourth Quarter and Full Year 2025 Results:
Domestic and International Growth Accelerate with Gross Margin Expansion
Fourth quarter 2025 net revenue of $333 million
Fourth quarter 2025 International revenue of $51 million,
Fourth quarter 2025 gross profit margin of 49%
Full year operating and free cash flow from continuing operations of
$152 million and $89 million, respectively

Stamford, Conn., February 26, 2026 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the fourth quarter and full year ended December 31, 2025. All financial information is reported in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or “GAAP”) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Chairman and CEO of Curaleaf, stated, "We closed 2025 with clear momentum, delivering fourth-quarter revenue of $333 million. Revenue increased 5% sequentially and 2% year over year, bolstered by a broad-based return to growth in nearly all of our domestic markets despite a persistently challenging pricing environment. Our international team closed out an impressive year with $51 million in fourth quarter revenue representing 10% sequential growth and 65% year over year revenue growth. Adjusted gross margin expanded to 49%, up 20 basis points from last year as the benefits from productivity gains in our cultivation facilities outweighed price compression. Adjusted EBITDA totaled $69 million, or 21% of sales, inclusive of a 120 basis point drag from international.

For the year, revenue reached $1.27 billion, with adjusted gross margin of 50% and adjusted EBITDA of $275 million, or 22% of revenue. We generated $152 million in operating cash flow and $89 million in free cash flow from continuing operations, while ending the year with $102 million of cash on the balance sheet. These results were delivered despite a third consecutive year of double-digit price compression, underscoring the strength, discipline, and resilience of our operating model and the success of our Return to Our Roots plan.”

Mr. Jordan continued, “With our $500 million debt offering and Return to Our Roots plan now complete, we have reset the foundation of our business, and are transitioning from stabilization to acceleration with our Built for Growth strategy. By leveraging the platform we have strengthened—improved cultivation economics, tighter merchandising discipline, brand-led innovation, and enhanced execution—we are positioned to drive sustainable organic growth augmented by opportunistic acquisitions.”

Fourth Quarter 2025 Financial Highlights
•Net revenue of $333.1 million, a year-over-year increase of 2% compared to Q4 2024 net revenue of $327.9 million. Sequentially, net revenue increased 5% compared to Q3 2025 net revenue of $317.9 million
•Gross profit of $161.8 million and gross profit margin of 49%, an increase of 60 basis points year-over-year
•Adjusted gross profit(1) of $161.9 million and adjusted gross profit margin(1) of 49%, an increase of 20 basis points year-over-year
•Net loss attributable to Curaleaf Holdings, Inc. from continuing operations of $49.3 million or net loss per share from continuing operations of $0.06
•Adjusted net loss(1) from continuing operations of $39.5 million or adjusted net loss(1) per share from continuing operations of $0.05
•Adjusted EBITDA(1) of $69.0 million and adjusted EBITDA margin(1) of 20.7%, a 250 basis point decrease year-over-year
•Cash at quarter end totaled $101.6 million
•Operating and free cash flow was $42 million and $25 million, respectively
Full Year 2025 Financial Highlights
•Net revenue of $1,268.1 million
•International revenue of $172.5 million, an increase of 63% compared to 2024 revenue of $105.6 million
•Gross profit of $631.0 million and gross margin of 50%
•Adjusted gross profit(1) of $632.5 million and adjusted gross profit margin(1) of 50%
•Operating cash flow from continuing operations of $152.0 million and free cash flow from continuing operations of $89.3 million
•Net loss from continuing operations of $201.9 million or net loss per share from continuing operations of $0.26
•Adjusted net loss(1) from continuing operations of $175.9 million or adjusted net loss per share from continuing operations of $0.23
•Adjusted EBITDA(1) of $274.7 million and adjusted EBITDA margin of 21.7%
Fourth Quarter 2025 Operational Highlights
•Expanded retail presence in Florida to 70 dispensaries with the opening of Curaleaf Cape Canaveral bringing the nationwide total to 159
•Introduced Anthem Bold infused pre-rolls further expanding the Anthem brand portfolio
•Launched six premium flower genetics under our premium flower brand, Dark Heart
•Curaleaf portfolio of brands achieved #1 market share position while Select remained the #1 vape brand in the U.S., according to Hoodie Analytics
•Curaleaf International launched the first medically certified liquid inhalation device, the QMID, in the UK and Germany

(1) Adjusted EBITDA, adjusted net income (loss), adjusted gross profit and free cash flow are non-GAAP financial measures, and adjusted EBITDA margin, adjusted net income (loss) per share and adjusted gross profit margin are non-GAAP financial ratios, in each case without a standardized definition under U.S. GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See “Reconciliation of Non-GAAP financial measures” below for a reconciliation of each non-GAAP financial measure used in this press release from the most directly comparable U.S. GAAP financial measure.

Post Fourth Quarter 2025 Operational Highlights
•Expanded retail footprint in Florida to 71 with the opening of Curaleaf Lauderhill
•Opened an adult-use sales dispensary in Bangor, ME bringing the total retail locations to five in the state, and 161 nationwide
•Curaleaf closed on a private placement of non-dilutive 11.5% senior secured notes due February 18, 2029, for aggregate gross proceeds of $500.0 million, which were used to fully repay the outstanding December 2026 note. In conjunction with the new offering, the maturity of the Amended Needham LOC was extended to February 18, 2029 and the interest rate increased from 7.99% to 8.99%, in accordance with the existing terms of the Amended and Restated Needham Loan Agreement.
Revenues, net by Segment
($ thousands)

	Three Months Ended
	December 31, 2025	September 30, 2025	December 31, 2024
Domestic:
Retail revenue	$221,221	$211,483	$235,697
Wholesale revenue	61,167	60,136	61,146
Management fee income	23	245	363
Total revenues, net - Domestic	$282,411	$271,864	$297,206

	Three Months Ended
	December 31, 2025	September 30, 2025	December 31, 2024
International:
Retail revenue	$15,711	$14,152	$11,704
Wholesale revenue	29,716	27,762	17,636
Management fee income	5,230	4,078	1,333
Total revenues, net - International	$50,657	$45,992	$30,673

	Years ended December 31,
	2025	2024
Domestic:
Retail revenue	$868,732	$994,715
Wholesale revenue	226,334	232,491
Management fee income	591	1,543
Total revenues, net - Domestic	$1,095,657	$1,228,749

	Years ended December 31,
	2025	2024
International:
Retail revenue	$53,850	$38,047
Wholesale revenue	105,905	63,078
Management fee income	12,723	4,425
Total revenues, net - International	$172,478	$105,550

Balance Sheet and Cash Flow
As of December 31, 2025, the Company had $101.6 million of cash and $548.7 million of outstanding debt, net of unamortized debt discounts and deferred financing fees.
During the year ended December 31, 2025, Curaleaf invested $63.4 million in capital expenditures, focused on facility upgrades, automation and selective retail expansion in strategic markets.

Shares Outstanding
The Company’s weighted average shares outstanding was 771,850,664 and 748,936,695 for the fourth quarter of 2025 and 2024, respectively.
The Company’s weighted average shares outstanding was 762,090,951 and 740,825,099 for the years ended December 31, 2025 and 2024, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Thursday, February 26, 2026 at 5:00 P.M. ET to discuss Q4 2025 earnings results. The call can be accessed by dialing 1-844-512-2926 in North America or internationally at 1-412-317-6300. The conference pin # is 3667642.
A replay of the conference call can be accessed at 1-855-669-9658 in North America or internationally at 1-412-317-0088, using the replay pin # 1190273.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on Thursday, February 26, 2026 and will end at 11:59 P.M. ET on March 5, 2026.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with U.S. GAAP and also uses certain non-GAAP financial measures and ratios to evaluate performance. These measures, which include “adjusted gross profit,” “adjusted gross profit margin,” “adjusted net income (loss),” “adjusted EBITDA,” “adjusted EBITDA margin,” and “free cash flow from operations,” do not have standardized definitions under U.S. GAAP and may not be comparable to similar measures used by other issuers.
Curaleaf defines these non-GAAP measures as follows:
•Adjusted gross profit: gross profit net of related add-backs.
•Adjusted gross profit margin: adjusted gross profit divided by total revenues, net.
•Adjusted net income (loss): net income (loss) net of impairment losses (recoveries) and related add-backs.
•Adjusted net income (loss) per share: adjusted net income (loss) divided by the weighted average common shares outstanding.
•Adjusted EBITDA: income (loss) before interest, taxes, depreciation and amortization, net of impairment losses (recoveries), share-based compensation expense and related add-backs.
•Adjusted EBITDA margin: adjusted EBITDA divided by total revenues, net.
•Free cash flow from operations: net cash provided by operating activities from continuing operations, net of purchases and disposals of property, plant and equipment.
Management believes these measures (i) provide investors with additional insight into the Company’s financial strength and underlying performance, (ii) align external reporting with how management evaluates results and (iii) facilitate comparisons with other issuers. These measures should not be considered in isolation from, or as a substitute for, U.S. GAAP results nor should they be considered as indicators of the Company’s future performance. Reconciliations to the most directly comparable U.S. GAAP measures are provided in the accompanying tables.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations
($ thousands)

	Three Months Ended
	December 31, 2025	September 30, 2025	December 31, 2024
Gross profit from continuing operations	$161,795	$160,576	$157,460
Other add-backs(1)	59	216	1,324
Adjusted gross profit from continuing operations(2)	$161,854	$160,792	$158,784
Adjusted gross profit margin from continuing operations(2)	48.6%	50.6%	48.4%

(1) For the fourth quarter of 2025, Other add-backs primarily consisted of cost of goods sold associated with inventory and overhead. For the fourth quarter of 2024, Other add-backs primarily consisted of various non-recurring and/or non-routine transactions to cost of goods sold related to severance, inventory adjustments and facility-related expenses.

(2) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $161.8 million in the fourth quarter of 2025, compared with $157.5 million in the prior-year period. On an adjusted basis, gross profit from continuing operations was $161.9 million compared with $158.8 million in the prior-year period, and adjusted gross profit margin from continuing operations was 48.6%, compared with 48.4% in the prior-year period, an increase of 20 basis points.

	Years Ended
	December 31, 2025	December 31, 2024
Gross profit from continuing operations	$631,022	$640,777
Other add-backs(1)	1,487	5,260
Adjusted gross profit from continuing operations(2)	$632,509	$646,037
Adjusted gross profit margin from continuing operations(2)	49.9%	48.4%

(1) For the year ended December 31, 2025, Other add-backs primarily consisted of cost of good sold associated with inventory, overhead and labor. For the year ended December 31, 2024, Other add-backs primarily consisted of various non-recurring and/or non-routine transactions to cost of goods sold related to severance, inventory adjustments and facility-related expenses.

(2) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $631.0 million in the year ended December 31, 2025, compared with $640.8 million in the prior-year period. On an adjusted basis, gross profit from continuing operations was $632.5 million, compared with $646.0 million in the prior-year period, and adjusted gross profit margin from continuing operations was 49.9%, compared with 48.4% in the prior-year period, an increase of 150 basis points.

Adjusted Net Loss from Continuing Operations
($ thousands)

	Three Months Ended
	December 31, 2025	September 30, 2025	December 31, 2024
Net loss from continuing operations	$(49,341)	$(51,654)	$(70,474)
Loss on impairment	5,745	848	55,790
Other add-backs(1)(3)	4,122	5,500	28,326
Adjusted net (loss) income from continuing operations(2)	$(39,474)	$(45,306)	$13,642
Adjusted net (loss) income per share from continuing operations(2)	$(0.05)	$(0.06)	$0.02
Weighted average common shares outstanding – basic and diluted	771,850,664	764,825,622	748,936,695

(1) For the fourth quarter of 2025, Other add-backs primarily consisted of costs related to legal fees and lobbying costs. For the fourth quarter of 2024, Other add-backs primarily consisted of costs related to salaries and benefits, accounting, legal and professional fees and cost of good sold.

(2) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

(3) For the three months ended December 31, 2024, other add-backs included $23.5 million of accelerated amortization related leases that were partially abandoned during the period.

	Years Ended
	December 31, 2025	December 31, 2024
Net loss from continuing operations	$(201,903)	$(211,609)
Loss on impairments	9,080	54,245
Other add-backs(1)(3)	16,882	44,886
Adjusted net loss from continuing operations(2)	$(175,941)	$(112,478)
Adjusted net loss per share from continuing operations(2)	$(0.23)	$(0.15)
Weighted average common shares outstanding – basic and diluted	762,090,951	740,825,099

(1) For the year ended December 31, 2025, Other add-backs primarily consisted of costs related to legal fees, non-routine severance, rent and other facility costs and license fees and excise taxes. For the year ended December 31, 2024, Other add-backs primarily consisted of costs related to salaries and benefits, cost of goods sold, accounting, legal and professional fees and lobbyist/PR spend.

(2) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

(3) For the year ended December 31, 2024, other add-backs included $23.5 million of accelerated amortization related leases that were partially abandoned during the period.

Adjusted EBITDA
($ thousands)

	Three Months Ended
	December 31, 2025	September 30, 2025	December 31, 2024
Net loss	$(57,617)	$(56,684)	$(78,473)
Net loss from discontinued operations	(8,276)	(5,030)	(7,999)
Net loss from continuing operations	(49,341)	(51,654)	(70,474)
Interest expense, net	24,324	25,214	24,170
Provision (benefit) for income taxes	25,215	30,236	(5,795)
Depreciation and amortization(1)	49,622	48,992	74,441
Share-based compensation	12,341	10,294	5,327
Loss on impairment	5,745	848	55,790
Total other (income) expense, net	(3,026)	2,277	(12,041)
Other add-backs(2)	4,122	5,500	4,826
Adjusted EBITDA(3)	$69,002	$71,707	$76,244
Adjusted EBITDA Margin(3)	20.7%	22.6%	23.3%

(1) Depreciation and amortization includes amounts charged to Cost of goods sold on the Statement of Operations.
(2) For the fourth quarter of 2025, Other add-backs primarily consisted of costs related to legal fees and lobbying costs. For the fourth quarter of 2024, Other add-backs primarily consisted of costs related to salaries and benefits, accounting, legal and professional fees and cost of good sold.

(3) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $69.0 million for the fourth quarter of 2025, compared to $76.2 million for the fourth quarter of 2024, and Adjusted EBITDA margin decreased to 20.7%.

	Years Ended
	December 31, 2025	December 31, 2024
Net loss	$(228,153)	$(222,007)
Net loss from discontinued operations	(26,250)	(10,398)
Net loss from continuing operations	(201,903)	(211,609)
Interest expense, net	100,166	99,840
Provision for income taxes	123,689	98,251
Depreciation and amortization(1)	196,606	231,460
Share-based compensation	35,736	25,696
Loss on impairment	9,080	54,245
Total other income, net	(5,582)	(15,984)
Other add-backs(2)	16,882	21,386
Adjusted EBITDA(3)	$274,674	$303,285
Adjusted EBITDA Margin(3)	21.7%	22.7%

(1) Depreciation and amortization includes amounts charged to Cost of goods sold on the Statement of Operations.
(2) For the year ended December 31, 2025, Other add-backs primarily consisted of costs related to salaries and benefits, accounting, legal and professional fees as well as rent and other facility costs. For the year ended December 31, 2024, Other add-backs primarily consisted of costs related to salaries and benefits, cost of goods sold, accounting, legal and professional fees and lobbyist/PR spend.

(3) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $274.7 million in the year ended December 31, 2025, compared with $303.3 million in the prior-year period, and Adjusted EBITDA margin decreased to 21.7%.

Free Cash Flow
($ thousands)

Year ended
December 31, 2025
Net cash provided by operating activities from continuing operations	$152,025
Less: Purchases of property, plant and equipment, net of disposals	(62,753)
Free cash flow from continuing operations(1)	$89,272

(1) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net cash provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Consolidated Balance Sheets
($ thousands)

	As of
	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents (including restricted cash and cash equivalents)	$101,573	$107,226
Other current assets	347,050	327,139
Property, plant and equipment, net	520,386	542,604
Right-of-use assets, finance lease, net	97,599	105,168
Right-of-use assets, operating lease, net	113,274	115,829
Intangible assets, net	1,011,115	1,085,397
Goodwill	635,117	628,884
Other long-term assets	19,201	37,461
Total assets	$2,845,315	$2,949,708

Liabilities, Temporary equity and Shareholders’ equity
Total current liabilities	$294,314	$387,925
Total long-term liabilities	1,710,720	1,568,390
Redeemable non-controlling interest contingency	83,931	132,179
Total shareholders’ equity	756,350	861,214
Total liabilities, temporary equity and shareholders’ equity	$2,845,315	$2,949,708

Condensed Consolidated Statements of Operations
($ thousands, except for share and per share amounts)

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Revenues, net:
Retail and wholesale revenues	$327,815	$326,182	$1,254,821	$1,328,331
Management fee income	5,253	1,697	13,314	5,968
Total revenues, net	333,068	327,879	1,268,135	1,334,299
Cost of goods sold	171,273	170,419	637,113	693,522
Gross profit	161,795	157,460	631,022	640,777
Operating expenses:
Selling, general and administrative	111,149	100,511	428,442	418,534
Share-based compensation	12,341	5,327	35,736	25,696
Depreciation and amortization	35,388	59,972	141,394	171,804
Total operating expenses	158,878	165,810	605,572	616,034
Income (loss) from continuing operations	2,917	(8,350)	25,450	24,743
Other income (expense):
Interest income	174	176	663	776
Interest expense	(13,569)	(14,113)	(56,753)	(59,353)
Interest expense related to lease liabilities and financial obligations	(10,929)	(10,233)	(44,076)	(41,263)
Impairment loss	(5,745)	(55,789)	(9,080)	(54,245)
Other income, net	3,026	12,040	5,582	15,984
Total other expense, net	(27,043)	(67,919)	(103,664)	(138,101)
Loss before provision for income taxes	(24,126)	(76,269)	(78,214)	(113,358)
(Provision) benefit for income taxes	(25,215)	5,795	(123,689)	(98,251)
Net loss from continuing operations	(49,341)	(70,474)	(201,903)	(211,609)
Net loss from discontinued operations	(8,276)	(7,999)	(26,250)	(10,398)
Net loss	(57,617)	(78,473)	(228,153)	(222,007)
Less: Net income (loss) attributable to non-controlling interest	2,200	(910)	2,917	(6,584)
Net loss attributable to Curaleaf Holdings, Inc.	$(59,817)	$(77,563)	$(231,070)	$(215,423)

Per share – basic and diluted:
Net loss per share from continuing operations	$(0.06)	$(0.09)	$(0.26)	$(0.29)
Weighted average common shares outstanding – basic and diluted	771,850,664	748,936,695	762,090,951	740,825,099

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Anthem, Curaleaf, Find, Grassroots, JAMS, Reef and Select, provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR X Account:	https://x.com/Curaleaf_IR

Investor Relations Website:	https://ir.curaleaf.com/

Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
MATTIO Communications
MattioCuraleaf@mattio.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and securities laws of the U.S. (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the Company’s business, future plans and strategies, operational results and other future conditions. In addition, the Company may make or approve certain statements, in future filings with applicable Canadian regulatory authorities and/or the SEC, in press releases or in presentations by representatives of the Company that are not statements of historical fact and which may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that management expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, “followed by” or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations of the effects and potential benefits of any transactions; statements relating to the Company’s business, future activities and developments after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and current expectations at that time.
Holders of the Company’s securities are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and management’s estimates at the time they were provided or made and involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties relating to: the legality of cannabis in the U.S., including its classification as a controlled substance under the U.S. Federal Controlled Substances Act; compliance with anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing constraints, including limited access to banking and risks associated with raising additional capital; general regulatory and legal restrictions, including limitations imposed by the TSX; potential legal, regulatory or political changes; licensing and ownership limitations; regulatory actions and approvals from the U.S. Food and Drug Administration (“FDA”), including the risk of increased FDA oversight; potential heightened scrutiny by regulators; loss of foreign private issuer status; internal control deficiencies; litigation exposure; higher compliance costs as a public company in both Canada and the U.S.; recent and proposed U.S. cannabis and hemp licensing legislation; environmental risks, including compliance with environmental regulations and unforeseen environmental liabilities; expansion into foreign jurisdictions and the legality of cannabis abroad; future acquisitions or dispositions; dependence on key suppliers and service providers; enforceability of contracts; risks associated with the Company’s subordinate voting shares (“SVS”), including resale limitations, limited liquidity for U.S. investors, market price volatility as well as significant sales of SVS; reliance on senior management and other key personnel, including challenges in recruiting and retaining such personnel; competitive pressures; risks inherent in agricultural operations; adverse publicity or shifts in consumer perception; product liability and recalls; uncertainty regarding results of future clinical research; reliance on agricultural inputs; limited market data and forecasting uncertainty, including the risk that past performance or financial projections may not be reliable indicators of future results; intellectual property risks; marketing and advertising restrictions; fraudulent or illegal activity by employees, consultants or contractors; labor risks, including potential union activity; information technology failures, cyber-attacks or security breaches; reliance on management services agreements with subsidiaries and affiliates; website accessibility and digital compliance requirements; high bonding and insurance costs; risks associated with leverage and debt management; challenges related to growth and scalability; conflicts of interest; global economic pressures, including tariffs, retaliatory measures and trade disputes; currency exchange fluctuations; risks related to the Company’s business structure and securities, including the Company’s status as a holding company, lack of dividend history, indebtedness and concentrated voting control; limited shareholder rights in corporate affairs; enforcement challenges against directors and officers residing outside Canada; tax risks and those risks described under the heading “Risk Factors” in the Annual Information Form dated February 26, 2026 for the fiscal year ended December 31, 2025, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2025 (both of which documents have been or will be filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

The purpose of forward-looking statements is to provide the reader with a description of our expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, and undue reliance should not be placed on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Neither the Toronto Stock Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.